UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Insignia Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45765Y105

(CUSIP Number)

Sardar Biglari

Biglari Capital Corp.

17802 IH 10 West, Suite 400

San Antonio, Texas  78257

(210) 344-3400

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 13, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45765Y105

1	NAME OF REPORTING PERSON

The Lion Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,135,223
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,135,223
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,135,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 45765Y105

1	NAME OF REPORTING PERSON

Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,135,223
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,135,223
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,135,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.9%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 45765Y105

1	NAME OF REPORTING PERSON

Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,147,011
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,147,011
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,147,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 45765Y105

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by the Lion Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 2,135,223 Shares beneficially owned by the Lion Fund II is approximately $7,981,115.63, including brokerage commissions.

The 11,788 Shares owned directly by Sardar Biglari were granted to Mr. Biglari during the period in which he served as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a - c) is hereby amended and restated as follows:

(a - c) The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 11,914,676 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017.

As of the close of business on December 15, 2017, the Lion Fund II owned directly 2,135,223 Shares, constituting approximately 17.9% of the Shares outstanding. By virtue of their relationships with the Lion Fund II discussed in further detail in Item 2, each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by the Lion Fund II.

As of the close of business on December 15, 2017, Sardar Biglari owned directly 11,788 Shares, constituting less than 1% of the Shares outstanding.

By virtue of his relationships with the other Reporting Persons discussed in further detail in Item 2, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares owned directly by the Lion Fund II.

Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D. All of such transactions were effected in the open market, unless otherwise noted.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

5

CUSIP NO. 45765Y105

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 15, 2017
(Date)

THE LION FUND II, L.P.

By: BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

6

CUSIP NO. 45765Y105

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 4 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

The Lion Fund II, L.P.

(4,487)	1.4556*	12/01/2017
(18,629)	1.4503*	12/04/2017
(5,599)	1.4000	12/05/2017
(3,100)	1.3709*	12/07/2017
(36,666)	1.3661*	12/08/2017
(32,806)	1.3008*	12/11/2017
(7,726)	1.3007*	12/12/2017
(23,075)	1.2503*	12/13/2017
(28,241)	1.2402*	12/14/2017
(17,648)	1.2487*	12/15/2017

* The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.45 to $1.47, $1.45 to $1.505, $1.37 to $1.40, $1.32 to $1.36, $1.30 to $1.345, $1.30 to $1.33, $1.25 to $1.26, $1.24 to $1.245 and $1.24 to $1.28, respectively. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth herein.